UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        John A. Dore
        222 N. LaSalle St., Suite 1600
        Chicago, Illinois  60601

        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        American Country Holdings Inc.
        ACHI

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        September 2000

   5.   If Amendment, Date of Original (Month/Year):

         September 2000

   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director ( ) 10% Owner (x) Officer (give title below)
        ( ) Other (specify below):
             Co-Chairman of the Board, Director and Chief Executive
             Officer

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person


               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned

                                                                       5. Amount of
                     2. Trans-                                          Securities        6. Owner-
                      action   3. Trans-                               Beneficially      ship Form:
       1. Title of     Date      action    4. Securities Acquired      Owned at End     Direct (D) or 7. Nature of Indirect
         Security     (Month/     Code     (A) or Disposed of (D)        of Month       Indirect (I)   Beneficial Ownership
        (Instr. 3)   Day/Year) (Instr. 8)   (Instr. 3, 4 and 5)      (Instr. 3 and 4)    (Instr. 4)         (Instr. 4)
       -----------   --------- ----------  ----------------------    ----------------   ------------- ---------------------
                               Code   V    Amount (A)or(D)  Price
                               ----   -    ------ --------  -----
     Common Stock,    9/25/00   C         100,000     A     $2.88        161,000              D
     $.01 par value

     Common Stock,                                                        2,000               I       IRA
     $.01 par value

     Common Stock,                                                        4,000               I       Keogh
     $.01 par value

     Common Stock,                                                        2,600               I       As trustee for
     $.01 par value                                                                                   Christopher L. Dore

     Common Stock,                                                        3,565               I       As trustee for John A.
     $.01 par value                                                                                   Dore II

                             Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                             10.
                                                                                                     9.     Owner-
                                                 5.                                                Number    ship
                                               Number                                             of Deri- Form of
                  2.                         of Deriv-                                             vative   Deri-     11.
               Conver-                         ative                                              Securi-   vative   Nature
               sion or                         Secur-                                               ties    Secur-  of Indi-
         1.     Exer-      3.                  ities                           7.           8.    Benefi-    ity:     rect
      Title of   cise    Trans-               Acquired         6.           Title and     Price    cially   Direct  Benefi-
       Deriv-   Price    action      4.        (A) or       Date Exer-      Amount of   of Deriv- Owned at  (D) or    cial
       ative      of      Date     Trans-     Disposed     cisable and     Underlying     ative    End of  Indirect  Owner-
      Security  Deriv-  (Month/    action      of (D)      Expiration      Securities    Security  Month     (I)      ship
      (Instr.   ative     Day/      Code     (Instr. 3,    Date(Month/      (Instr. 3    (Instr.  (Instr.  (Instr.  (Instr.
         3)    Security  Year)   (Instr. 8)   4 and 5)      Day/Year)        and 4)         5)       4)       4)       4)
      -------- -------- -------  ----------  ----------   -------------    -----------   -------- -------- -------- --------

                                                        Date     Expir-        Amount or
                                                        Exer-    ation         Number of
                                 Code   V    (A)   (D)  cisable  Date   Title  Shares
                                 ----   -    ---   ---  -------  ------ -----  ---------
     Option      2.88   9/25/00    C         D   100,000                Common  100,000
                                                                        Stock
     Option      2.88                                  8/17/03* 8/16/10 Common  300,000     2.88   300,000     D
                                                                        Stock




     Explanation of Responses:
   * The 300,00 options held by Mr. Dore vest of 33 1/3% per year and were fully exercisable three years after date of grant.


   SIGNATURE OF REPORTING PERSON:



   /s/ John A. Dore
   ==============================


   Dated:  October 3, 2000